FRANK E. LAWATSCH, JR.
Attorney At Law
T: 212 297-5830
E: FLawatsch@DayPitney.com

March 2, 2007

VIA EDGAR AND FEDERAL EXPRESS

Melissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

Re:	Ridgewood Energy K Fund, LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy M Fund, LLC
Ridgewood Energy O Fund, LLC
Ridgewood Energy P Fund, LLC
Ridgewood Energy Q Fund, LLC
File Nos. 0-51266, 0-51267, 0-51268, 0-51924,
0-51926, 0-51927 respectively

Dear Ms. Duru:

This letter is in response to our telephone conversation on February 28, 2007 and supplements our letter to Mr. Roger Schwall dated January 25, 2007 in which we requested on behalf of the above-captioned funds (the "Funds") that each of the Funds be permitted to file an amended Form 10/A which incorporates by reference its respective Form 10-K for the year ended December 31, 2006 (each a "2006 Form 10-K" and collectively the "2006 Forms 10K").

Without repeating the contents of our January 25, 2007 letter, we had advised the staff of the Commission that the Funds were having all of their previously filed year-end financial statements since inception of the relevant Fund reaudited by Deloitte & Touche LLP, independent registered public accountants for the Funds. Those reaudits and the audits of the Funds' financial statements for the year ended December 31, 2006 are scheduled to be completed during March 2007. It is the intention of each of the Funds to file its 2006 Form 10-K promptly after the audit of its financial statement for the year ended December 31, 2006 is completed. As soon as practicable thereafter, each Fund would file a Form 10/A in which it would incorporate

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NEW YORK NEW JERSEY CONNECTICUT BOSTON WASHINGTON, D.C.

Melissa Campbell Duru, Esq.
March 2, 2007

its 2006 Form 10-K by reference. Our client has confirmed to us that the Funds' 2006 audits are not complete and they are currently not in position to file the Funds' 2006 Forms 10-K or the respective Forms 10/A until the 2006 audits are completed.

This letter was filed by EDGAR on March 2, 2007.

I hope this resolves the staff's concerns and that our client may move forward in accordance with the filing process outlined in the January 25, 2007 letter. If you have any questions, please call me at (212) 297-5830.

Very truly yours,

FRANK E. LAWATSCH, JR.

FEL/ms
Attachment

cc:	Mr. H. Roger Schwall, Assistant Director - Division of Corporation Finance (via federal express)